mwe.com

September 23, 2021

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anuja A. Majmudar
Kevin Dougherty Jeanne Baker Jeanne Bennett

Re:	Intercure Ltd. Amendment No. 2 to Registration Statement on Form F-1 Filed September 9, 2021 File No. 333-257913

Dear Ms. Majmudar:

On behalf of Intercure Ltd. (the “Company”), we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated September 16, 2021, relating to the above referenced Amendment No. 2 to Registration Statement on Form F-1 (File No. 333-257913) filed by the Company on September 9, 2021 (the “Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 3 to Registration Statement on Form F-1 (File No. 333-257913) (“Amendment No. 3”), which reflects the Company’s response to the comment received by the Staff and certain updated information. For ease of review, we have set forth below each of the numbered comment of your letter and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form F-1

Summary Financial Data, page 13

1.	Please revise your column headings to refer to the six months ended June 30, 2021 and June 30, 2020. Address this comment as it relates to your columns presented on page 43 as well as the first sentence on the top of page 49.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 13, 43 and 49 accordingly.

Capitalization, page 42

2.	Please update your capitalization table to June 30, 2021, the date of your most recent balance sheet presented in filing.

Response: The Company acknowledges the Staff’s comment and has updated the Company’s capitalization table to June 30, 2021.

Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income Loss per share, page F-4

3.	You provided an asterisk for your loss per share information to refer readers to note 9a for a discussion of an April 8, 2021 capital consolidation, which you indicate is after the balance sheet date. Please revise this disclosure in light of the fact that you have financial statements as of June 30, 2021 and you have not presented a note 9a. Also, in light of your April 8, 2021 capital consolidation, please tell us what consideration was given to providing a footnote that includes the disclosures required by IAS 33.70.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-4 to correct and include the appropriate cross-reference.

Regarding the considerations of disclosures required by IAS 33.70, the Company respectfully advises the Staff that it has implemented the guidance provided in IAS 33.64 in its 2020 annual consolidated financial statements that are included in Amendment No. 3 and accordingly has disclosed the effect of the capital consolidation on the calculation of earnings per share, presented on Note 21 to the 2020 annual consolidated financial statements, which should be read in conjunction with the interim condensed consolidated financial statements. The Company has revised its disclosure on page F-12 (Note 3D) to include a reference to Note 21 of the 2020 annual consolidated financial statements.

Interim Condensed Consolidated Statements of Cash Flows, page F-8

4.	We note the amount of cash and cash equivalents presented in your statement of cash flows for the three and six months ended June 30, 2021 do not agree with the amount of cash and cash equivalents on the balance sheet. Please ensure the components making up the total cash and cash equivalents closing balances in the statement of cash flows are disclosed and reconciled to the appropriate balance sheet line items.

Response: The Company acknowledges the Staff’s comment. Under IAS 7, bank overdrafts reduce the cash and cash equivalents balance in the statement of cash flows if they are repayable on demand and form an integral part of the Company’s cash management. On the balance sheet, however, bank overdrafts are generally presented as liabilities.

The bank overdrafts as of June 30, 2021 meet the criteria in IAS 7 to be included in cash and cash equivalents as they are repayable on demand, are components of the Company’s centralized treasury strategy employed across the Company and its subsidiaries, and, as such, form an integral part of the Company’s cash management. The Company has revised the disclosure on page F-8 to provide additional disclosure explaining the differences.

5.	Please reconcile your NIS 128,221 cash inflow from issuance of shares, net to your NIS 135,997 reflected in your consolidated statement of changes in equity. Please also reconcile this information to your disclosure in Note 3A which indicates that the total funds raised from the SPAC Transactions equalled approximately NIS 182 million (which 8 million NIS is currently presented in Other Receivables).

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in page F-8. The Company has also revised Note 3A to indicate that the net funds raised from the SPAC Transactions equaled approximately NIS 136 million.

Please contact me at 212-547-5438 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form F-1.

Sincerely,

/s/ Mark S. Selinger

cc: Alexander Rabinovich, Chief Executive Officer